HUNTINGTON INSURANCE
ATTN: Vicky Dielman
37 W BROAD ST - 7TH FL
COLUMBUS, OH 43215

INSURED: CAPITOL SERIES TRUST

PRODUCT: *DFIBond*

POLICY NO: 82341176

TRANSACTION: ENDT

PREMIUM BILL

Insured: CAPITOL SERIES TRUST   Date: November 15, 2019

Producer: HUNTINGTON INSURANCE

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
       WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
December 12, 2018	82341176	EXTENSION		$ 2,863
To				
June 30, 2020				
12.5% Commission				
			TOTAL	$ 2,863

FEDERAL INSURANCE COMPANY

Endorsement No.: 15

Bond Number: 82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	December 12, 2018
		to	12:01 a.m. on	June 30, 2020

This Endorsement applies to loss discovered after 12:01 a.m. on December 12, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 15, 2019

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

MINUTES EXCERPT
SPECIAL MEETING OF THE BOARD OF TRUSTEES
CAPITOL SERIES TRUST
NOVEMBER 21, 2019

RESOLVED, that the form, terms and provisions of the Fidelity Bond in the amount of $1,500,000 with a pro rata premium of $2,863 for a term of December 12, 2019 to June 30, 2020, naming the Capitol Series Trust (the "Trust") on behalf of each Fund as the insured party (the "Insured Party"), in substantially the form presented at this meeting, with such changes as the officers of the Trust, with the advice of counsel to the Trust, deem necessary or appropriate, be and they hereby are, approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that the amount of the Fidelity Bond as presented at this meeting is hereby determined to be reasonable, giving due consideration to the value of the actual and projected aggregate assets of the Trust, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in or expected to be in each Fund portfolio, the total amount of coverage and the premiums under the Fidelity Bond by the full Board, and by a separate vote of a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that subject to the ratification of the Board, the officers of the Trust be, and hereby are, authorized to increase the amount of such Fidelity Bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered, and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the forgoing resolutions.